Filed Pursuant to Rule 424(b)(3)
Registration No. 333-192331

KBS STRATEGIC OPPORTUNITY REIT II, INC.
SUPPLEMENT NO. 9 DATED JANUARY 14, 2015
TO THE PROSPECTUS DATED AUGUST 12, 2014

This document supplements, and should be read in conjunction with, the prospectus of KBS Strategic Opportunity REIT II, Inc. dated August 12, 2014, as supplemented by supplement no. 1 dated August 25, 2014, supplement no. 2 dated September 8, 2014, supplement no. 3 dated September 22, 2014, supplement no. 4 dated October 14, 2014, supplement no. 5 dated November 14, 2014, supplement no. 6 dated November 20, 2014, supplement no. 7 dated January 5, 2015 and supplement no. 8 dated January 7, 2015. As used herein, the terms “we,” “our” and “us” refer to KBS Strategic Opportunity REIT II, Inc. and, as required by context, KBS Strategic Opportunity Limited Partnership II, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	corrections to STAM personnel changes; and

•	a clarification regarding the minimum offering amounts for Pennsylvania and Washington investors.
STAM Key Personnel
Supplement no. 7 incorrectly stated personnel changes at STAM. The following paragraph supersedes and replaces the language in supplement no. 7 regarding STAM’s key personnel in its entirety:
The key personnel at STAM who provide management services to our advisor have changed. Etienne Marcot and Olivier Lance are no longer employed by STAM. In addition, Edward Bates has joined STAM as Managing Director. Bruno Cosse continues to serve as Chief Financial Officer and Antoine de Broglie continues to serve as chairman of the management board. Information about their background and experience is included in our prospectus. Mr. Bate’s experience is as follows.
Prior to joining STAM, Mr. Bates was a Senior Principal and Co-Head of Real Estate at Doughty Hanson & Co. where he was a member of the Investment Committee for both Fund I and II and was involved in fundraising, acquisitions, asset management and dispositions across Europe. He has in-depth experience in the European real estate markets, including residential, office, retail, industrial, logistics and hotel. He has been involved in developing and investing in more than 40 transactions totaling approximately €3 billion. Prior to Doughty Hanson, Mr. Bates spent almost 10 years at Orion Capital Managers and served as an Investment Director. Mr. Bates has 20 years of real estate investment experience in Europe and the USA. He is a member of the Urban Land Institute and a United Kingdom Financial Services Authority approved person.
Special Notice to Pennsylvania and Washington Investors
We will not sell any shares to Pennsylvania and Washington investors in this offering unless we raise a minimum of $50 million and $40 million, respectively, in gross offering proceeds. The gross offering proceeds required to reach these minimum offering amounts may include proceeds raised in our terminated private offering. As we raised $32.2 million in our private offering, we must raise an additional $17.8 million and $7.8 million to break escrow in this offering in Pennsylvania and Washington, respectively.

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